EXHIBIT 11

COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

(In thousands, except share data)

Three Months Ended
June 30,

	2005	2004
Earnings per common share - basic
Net income	$840	$1,082
Preferred dividends	—	(49)
Net income - basic	$840	$1,033

Weighted average common shares
outstanding – basic	2,500,407	2,284,504

Earning per common share - basic	$0.34	$0.45

Earnings per common share – diluted
Net income – basic	$840	$1,033
Preferred dividends	—	49
Net income- diluted	$840	$1,082

Weighted average common shares
outstanding – basic	2,500,407	2,284,504
Effect of dilutive securities - convertible
preferred stock	—	208,333
Effect of dilutive securities - options	67,237	108,208
Weighted average shares
outstanding – diluted	2,567,644	2,601,045

Earning per common share-diluted	$0.33	$0.42